UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2015

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Maarten Wetselaar as Integrated Gas Director

The Hague, 3 November 2015 - Royal Dutch Shell plc (“Shell”) today announces the appointment of Maarten Wetselaar Integrated Gas Director with effect from January 1st, 2016.

Integrated Gas in Shell has grown into a business that generated $11 billion of cash flow per year average over the last three years, compared to $2 billion in 2009. Integrated Gas is now being established as stand-alone organisation in Shell, reflecting both its enlarged scale and investment potential. In this new role, Maarten will become a member of the Executive Committee of Shell.

Notes to editors

Maarten is a Dutch national and currently Executive Vice President of Integrated Gas, a business he leads from Singapore. He joined Shell in 1995 and has held a variety of Financial, Commercial and General Management roles in Downstream, Trading and Upstream. Maarten has been based in the Netherlands, Brazil, Ghana, Dubai, Moscow, and Singapore over the course of his career. He holds a Master degree in Economics from Groningen University and a Post Doctorate Controllers degree from VU University of Amsterdam in the Netherlands. In his new role Maarten will be based in the Netherlands at Shell headquarters. He is married with three children.

Enquiries

Media Relations

International: +44 207 934 5550

USA: +1 713 241 4544

Investor Relations

Europe: +31 70 377 4540

North America: +1 832 337 2034

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc
(Registrant)

By:	/s/ MCM Brandjes

	Name:	MCM Brandjes
	Title:	Company Secretary

Date: November 4, 2015